北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

27th April 2004.

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C.20549.

[redacted]

Re: Beijing Enterprises Holdings Limited – Information Furnished Pursuant to Rule 12g-3-2(b) Under the Securities Exchange Act of 1934 (File No.82-5242)

Dear Sirs:

On behalf of Beijing Enterprises Holdings Limited, enclosed are copies of following documents to be furnished to the Securities and Exchange Commission (the "commission") pursuant to subparagraph (1) (iii) of Rule 12g-3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"):-

Date	Nature of Documents
7th October 2003	Discloseable and Connected Transaction;
16th October 2003	Resignation of Director and President;
1st December 2003	Appointment of Vice Chairman;
18th December 2003	Connected Transaction;
5th January 2004	Announcement;
12th January 2004	Announcement;
16th March 2004	Connected Transaction;
24th March 2004	Connected Transaction;
15th April 2004	Announcement of Results for the year ended 31/12/03;
21st April 2004	Resignation of Director
22nd April 2004	Resignation of Director
26th April 2004	Connected Transaction

dlw 5/5

Hong Kong Office 34/F., West Tower, Shun Tak Centre, 200 Connaught Road C., Hong Kong. Tel: (852) 2915 2898 Fax: (852) 2857 5084
Beijing Office 17/F., Block B, Tongtai Mansion, NO. 33 Jinrong Street, Fuxingmen, Xicheng District, Beijing, PRC. Postcode 100032 Tel: (8610) 8808 7800 Fax: (8610) 8808 6298-99
香港總公司 香港干諾道中200號信德中心西座34樓 電話：(852) 2915 2898 傳真：(852) 2857 5084
北京辦事處 中國北京市西城區復興門金融街33號通泰大廈B座17層 郵政編號：100032 電話：(8610) 8808 7800 傳真：(8610) 8808 6298-99

TT/d/pur_sec804

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions in connection with this matter, please contact Mr. Thomas Tsang at (852) 2105 6330

Very truly yours,

Thomas Tsang

(enclosures)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(incorporated in Hong Kong with limited liability)

Stock Code : 392

CONNECTED TRANSACTION

Beijing Enterprises Holdings Limited (the "Company") announces that Beijing Sanyuan Foods Co., Ltd. ("the Seller"), an 55.49% owned subsidiary of the Company, has entered into an Equity Transfer Agreement with Beijing Jia Ming Investment Limited Company (the "Buyer") to sell 35% equity interest of Beijing San Yuan Jia Ming Property Development Company Limited (the "Jia Ming") in consideration of RMB17,094,200 (approximately HK$16,106,850).

As the Buyer is a substantial shareholder of the Jia Ming, the sale constitutes connected transaction under Listing Rules.

As the consideration or the value of the sale represents more than 0.1% but less than 2.5% of the Company's market capitalization and of the audited consolidated total asset value of the Company as at 31st December 2003, the transaction falls under Rule 14A.32(1) of the Listing Rules.

(1) EQUITY TRANSFER AGREEMENT, ENTERED INTO AND EFFECTIVE ON 19TH APRIL, 2004

Parties:

(1) The Seller : Beijing Sanyuan Foods Company Limited, an 55.49% subsidiary of the Company;

(2) The Buyer : Beijing Jia Ming Investment Limited Company, a substantial shareholder of the Jia Ming.

The Equity Interest Transferred:

The Buyer agreed to acquire and the Seller agreed to transfer 35% equity interests of Beijing San Yuan Jia Ming Property Development Company Limited ("the Jia Ming").

Upon completion of the transfer, the Buyer and the Seller will respectively hold 60% and 40% equity interests of the Jia Ming.

The Jia Ming is a limited company established in June 2000 in the PRC with a registered capital of RMB30,000,000 (approximately HK$28,267,219). The Seller and the Buyer originally hold 75% and 25% equity interest of the Jia Ming respectively. Its business scopes include the development and sale of property as well as the provision of property management and consultant services. Net loss attributable to 35% equity interests of Jia Ming for year 2002 was RMB3,850,000 (approximately HK$3,627,627) and net profit after tax and extraordinary items attributable to 35% equity interest of Jia Ming for year 2003 was RMB11,019,000 (approximately HK$10,382,550).

Conditions:

The transfer of the 35% equity interest of the Jia Ming is completed upon the following conditions are satisfied and in any event the completion of the transfer shall not be later than 30th May, 2004:–

(1) The full compliance of all requirements under the PRC laws and regulation relating to the transfer of the 35% equity interest of the Jia Ming; and

(2) The issue of notice from the Buyer satisfying the result of due diligence of the Jia Ming.

Consideration

The consideration is RMB17,094,200 (approximately HK$16,106,850) settled by cash in one single lump sum payment upon the satisfaction of the conditions. The consideration has been arrived at after arm's length negotiations between the parties hereto on the basis of the value of the Jia Ming in the sum of RMB48,840,500 (approximately HK$46,019,504) assessed on 20th October 2003 by Beijing Development Evaluation Company, an independent asset valuer, recognized by the Government of People's Republic of China.

Reason for the transaction

The transaction changes the original shareholding structure in the Jia Ming whereas the Buyer will become a majority shareholder thereof. The Buyer, with solid property development and sale experience, will actively participate in management of the Jia Ming, thus enhancing the Jia Ming's management efficiency and strengthening its marketing skills in the highly competitive property market. The transaction realises more value to the Jia Ming's shareholders. There is no prior agreement between the Seller and the Buyer. The Seller will deploy the resources released from the Jia Ming to strengthen its dairy business.

In view of above mentioned, the directors (including an independent non-executive directors) of the Company consider that the disposal is on normal commercial terms and the terms are fair, reasonable and in the interest of the Company and its shareholders as a whole.

General:

The principle business activities of the Buyer is related to property development and sale as well as property management consultancy, whilst the principle business activities of the Seller is production and sale of dairy products.

As the Buyer is a substantial shareholder of the Jia Ming, an 75% owned subsidiary of the Company, the transaction constitutes connected transaction under the Listing Rules. The consideration or value of the transaction is more than 0.1% but less than 2.5% of the Company's market capitalization and of the audited consolidated total assets of the Company of approximately HK$18,106,000,000 as at 31st December 2003.

On that basis, the transaction falls under Rule 14A.32(1) of the Listing Rules. Details of the terms of the Equity Transfer Agreement be disclosed in the Company's annual report for the year ending 31st December 2004.

The Company and its subsidiaries are engaged in four areas of business: Consumer Goods, Infrastructure, Services and Technology.

The directors of the Company as at the date of this announcement are as follows:

*Executive Directors:*Yi Xiqun; Zhang Honghai; Li Fu Cheng; Guo Yingming; Liu Kai; Bao Zong Ye; Zheng Wan He; Wei En Hong; Bi Yu Xi; Li Man; Li Zhong Gen

Independent Non-Executive Directors: Lau Hon Chuen, Ambrose; Lee Tung Hai, Leo; Wang Xian Zhang

By order of the Board
TAM Chun Fai
Company Secretary

Hong Kong, 26th April, 2004

The conversion of RMB into HK$ in this announcement is based on the approximate exchange rate of HK$1 = RMB1.0613The conversion of RMB into HK$ in this announcement is based on the approximate exchange rate of HK$1 = RMB1.0613

Please also refer to the published version of this announcement in The Standard.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinances)

(Stock Code: 392)

Resignation of Director

The Board of Directors of Beijing Enterprises Holdings Limited (the "Company") announces that Mr. Fang Fang resigned as non-executive director of the Company on April 21, 2004 due to personal reasons. The Company confirmed that there is no other matter that needs to be brought to the attention of holders of securities of the Company in relation to this resignation. The Board of Directors takes this opportunity to express our appreciation for his valuable contribution to the Company.

The directors of the Company as at the date of this announcement are as follows:
Executive Directors:
Yi Xiqun; Zhang Honghai; Li Fu Cheng; Guo Yingming; Liu Kai; Bao Zong Ye; Zheng Wan He; Wei En Hong; Bi Yu Xi; Li Man; Li Zhong Gen
Independent Non-Executive Directors:
Lau Hon Chuen, Ambrose; Lee Tung Hai, Leo; Wang Xian Zhang

By order of the Board
Tam Chun Fai
Company Secretary

Hong Kong, April 22, 2004

Please also refer to the published version of this announcement in The Standard.

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinances)

(Stock Code: 392)

Resignation of Director

The Board of Directors of Beijing Enterprises Holdings Limited (the "Company") announces that Mr. Fang Fang resigned as non-executive director of the Company on April 21, 2004. The Board of Directors takes this opportunity to express our appreciation for his valuable contribution to the Company.

By order of the Board
Tam Chun Fai
Company Secretary

Hong Kong, April 21, 2004

Please also refer to the published version of this announcement in The Standard.

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31 DECEMBER 2003

HIGHLIGHTS

- Turnover for the year amounted to HK$7.97 billion, representing an increase of 13.7% over last year.
- Net profit attributable to shareholders for the year amounted to HK$453 million, representing an increase of 11.4% over last year.
- Earnings per share amounted to HK$0.73, representing an increase of HK$0.08 over last year.
- A final dividend of HK18 cents per share is proposed for 2003.

RESULTS

The Board of Directors of the Company is pleased to present the audited consolidated results of the the Company and its subsidiaries (collectively the "Group") for the year ended 31 December 2003, together with comparative figures (restated) for the previous year as follows:

	Notes	**2003** ***HK$'000***	2002 *HK$'000* (Restated)
TURNOVER	2	**7,970,147**	7,011,698
Cost of sales		**(5,689,268)**	(4,936,713)
Gross profit		**2,280,879**	2,074,985

Interest income		**38,598**	73,908
Other revenue and gains, net		**308,367**	247,350
Selling and distribution costs		**(727,046)**	(643,061)
Administrative expenses		**(839,675)**	(732,940)
Other operating expenses, net		**(135,511)**	(122,236)
Revaluation surplus/(deficit) on investment and hotel properties, net		**200**	(2,070)
PROFIT FROM OPERATING ACTIVITIES	*3*	**925,812**	895,936
Finance costs	*4*	**(150,370)**	(219,898)
Share of profits and losses of:			
Jointly-controlled entities		**21,970**	15,557
Associates		**41,981**	50,674
Amortisation of goodwill arising on acquisition of jointly-controlled entities		**(4,699)**	(4,699)
PROFIT BEFORE TAX		**834,694**	737,570
Tax	*5*	**(203,774)**	(239,563)
PROFIT BEFORE MINORITY INTERESTS		**630,920**	498,007
Minority interests		**(177,652)**	(91,179)
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS		**453,268**	406,828
DIVIDENDS	*6*		
Interim		**62,250**	62,250
Proposed final		**112,050**	112,050
		174,300	174,300
EARNINGS PER SHARE – Basic	*7*	**HK$0.73**	HK$0.65

Notes:

1. **Impact of new and revised statements of standard accounting practice ("SSAPs")**

The following new and revised SSAPs and Interpretation are effective for the first time for the current year's financial statements:

- SSAP 12 (Revised): "Income taxes"
- SSAP 35: "Accounting for government grants and disclosure of government assistance"
- Intepretation 20: "Income taxes – Recovery of revalued non-depreciable assets"

SSAP 12 (Revised) principally prescribes the accounting treatment and disclosures for deferred tax. In prior years, deferred tax is provided using the income statement liability method on all significant timing differences to the extent it is probable that the liability will crystallise in the foreseeable future. A deferred tax asset is not recognised until its realisation is assured beyond reasonable doubt. SSAP 12 (Revised) requires the adoption of the balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions.

As a consequence of the adoption of this revised SSAP, net amounts of HK$2,909,000 and HK$102,000 were credited to the consolidated profit and loss account for the year ended 31 December 2003 in respect of the deferred tax of the Group and jointly-controlled entities, respectively, while an amount of HK$216,000 was charged to the consolidated profit and loss account in respect of the deferred tax of an associate.

In the absence of any specific transitional requirements in SSAP 12 (Revised), the new accounting policy has been applied retrospectively. The comparative statements for the year ended 31 December 2002 have been restated to conform to the new policy. The effect of the change in respect of the year ended 31 December 2002 is summarised below:

(i) deferred tax assets and liabilities as at 31 December 2002 have been increased by HK$32,110,000 and HK$132,117,000, respectively;

(ii) share of net assets of jointly-controlled entities and an associate as at 31 December 2002 have been decreased by HK$41,006,000 and increased by HK$9,115,000, respectively;

(iii) minority interests as at 31 December 2002 have been decreased by HK$47,734,000;

(iv) negative goodwill as at 31 December 2002 has been decreased by HK$1,478,000;

(v) retained profits, hotel property revaluation reserve, capital reserve and exchange fluctuation reserve as at 31 December 2002 have been increased by HK$55,259,000, decreased by HK$1,391,000, HK$135,719,000 and HK$835,000, respectively;

(vi) retained profits, hotel property revaluation reserve, capital reserve, and exchange fluctuation reserve as at 1 January 2002 have been increased by HK$58,669,000, decreased by HK$638,000, HK$135,719,000 and HK$835,000, respectively; and

(v) a net decrease in the net profit from ordinary activities attributable to shareholders of HK$3,410,000 for the year ended 31 December 2002 which resulted from: a decrease in the recognition of negative goodwill as income of HK$8,870,000, a net increase in tax charge of HK$12,514,000 and a net decrease in minority interests charged to the consolidated profit and loss account of HK$17,974,000.

SSAP 35 prescribes the accounting treatment and disclosures for government grants and other forms of government assistance. The adoption of this SSAP has had no significant impact for the financial statements except for additional disclosures.

Interpretation 20 requires that a deferred tax asset or liability that arises from the revaluation of certain non-depreciable assets and investment properties is measured based on the tax consequences that would follow from the recovery of the carrying amount of that assets through sale. This policy has been applied by the Group in respect of the revaluation of its investment and hotel properties in the deferred tax calculated under SSAP 12.

2. Turnover and segment information

Turnover represents (1) the aggregate of the invoiced value of goods sold, net of value-added tax, consumption tax and government surcharges, and after allowances for goods returned and trade discounts; (2) the aggregate of revenue from hotel operations, toll

revenue, entrance and management service fees and the value of services rendered, net of business and consumption taxes and government surcharges; (3) an appropriate proportion of contract revenue of construction contracts, net of value added tax, business tax and government surcharges; and (4) rental income.

(a) Business segments

The following tables present revenue and profit/(loss) information for the Group's business segments for 2003:

2003 Group	Brewery operations *HK$'000*	Retail operations *HK$'000*	Dairy operations *HK$'000*	Expressway and toll road operations *HK$'000*	Water treatment operations *HK$'000*	Hotel operations *HK$'000*	Tourism operations *HK$'000*	Property construction and development *HK$'000*	Telecom-munications and IT related services and products *HK$'000*	Geothermal energy systems *HK$'000*	Corporate and others *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
Segment revenue:													
Sales to external customers	2,880,337	2,184,964	1,003,811	361,445	414,561	2,095	-	248,545	386,665	190,521	297,203	-	7,970,147
Intersegment sales	-	-	-	-	-	-	-	-	-	-	-	-	-
Other revenue	35,400	41,470	46,303	1,653	-	-	-	5,647	10,021	11,420	136,665	-	288,579
Total	2,915,737	2,226,434	1,050,114	363,098	414,561	2,095	-	254,192	396,686	201,941	433,868	-	8,258,726
Segment results	333,709	65,260	13,956	203,015	151,262	346	-	19,516	68,487	48,965	9,487		914,003
Interest income													38,598
Unallocated revenue and gains													19,788
Unallocated expenses													(46,577)
Profit from operating activities													925,812
Finance costs													(150,370)
Share of profits and losses of:													
Jointly-controlled entities	(60)	25,043	3,676	-	-	(12,878)	1,757	-	(230)	-	4,662		21,970
Associates	(720)	19	(8,024)	-	-	-	-	-	31,559	-	19,147		41,981
Amortisation of goodwill arising on acquisition of jointly-controlled entities	(678)	(342)	-	-	-	-	-	-	-	-	(3,679)		(4,699)
Profit before tax													834,694
Tax													(203,774)
Profit before minority interests													630,920
Minority interests													(177,652)
Net profit from ordinary activities attributable to shareholders													453,268
Other segment information:													
Depreciation	310,268	59,738	60,170	44,137	85	1,367	-	20,277	7,978	2,214	31,998	-	538,232
Amortisation:													
Goodwill/(negative goodwill), net	225	711	(4,264)	1,178	-	-	-	-	7,585	3,596	5,650	-	14,681
Intangible assets	-	-	-	30,711	70,656	-	-	-	1,917	704	-	-	103,988
Impairment losses:													
Segment assets	-	-	9,421	-	-	-	-	-	-	-	18,426	-	27,847
Unallocated assets													46,577

The following tables present revenue and profit/(loss) information for the Group's business segments for 2002:

2002 Group	Brewery operations HK$'000	Retail operations HK$'000	Dairy operations HK$'000 (Restated)	Expressway and toll road operations HK$'000	Water treatment operations HK$'000	Hotel operations HK$'000	Tourism operations HK$'000	Property construction and development HK$'000	Telecom-munications and IT related services and products HK$'000	Geothermal energy systems HK$'000	Corporate and others HK$'000	Eliminations HK$'000	Consolidated HK$'000 (Restated)
Segment revenue:													
Sales to external customers	2,422,130	1,928,209	1,048,148	378,226	372,951	140,956	102,582	97,491	222,157	-	298,848	-	7,011,698
Intersegment sales	142	-	-	-	-	182	-	-	-	-	2,992	(3,316)	-
Other revenue	54,842	44,012	48,688	1,631	-	4,524	23,055	-	18	-	32,413	-	209,183
Total	2,477,114	1,972,221	1,096,836	379,857	372,951	145,662	125,637	97,491	222,175	-	334,253	(3,316)	7,220,881
Segment results	227,374	116,524	121,989	241,599	156,095	12,941	55,423	(67,105)	44,708	-	(74,897)		834,651
Interest income													73,908
Unallocated revenue and gains													38,167
Unallocated expenses													(50,790)
Profit from operating activities													895,936
Finance costs													(219,898)
Share of profits and losses of:													
Jointly-controlled entities	(610)	9,249	7,813	-	-	-	-	-	223	-	(1,118)	-	15,557
Associates	(122)	(1,220)	-	-	-	922	-	-	43,960	-	7,134	-	50,674
Amortisation of goodwill arising on acquisition of jointly-controlled entities	(678)	(342)	-	-	-	-	-	-	-	-	(3,679)	-	(4,699)
Profit before tax													737,570
Tax													(239,563)
Profit before minority interests													498,007
Minority interests													(91,179)
Net profit from ordinary activities attributable to shareholders													406,828
Other segment information:													
Depreciation	247,138	49,296	56,977	44,757	85	14,391	9,465	10,101	1,285	-	29,296	-	462,791
Amortisation:													
Goodwill/(negative goodwill), net	232	342	(27,845)	687	-	-	-	-	10,630	-	5,650	-	(10,304)
Intangible assets	-	-	-	17,915	70,654	-	1,413	-	1,887	-	-	-	91,869
Impairment losses on unallocated assets													50,790

(b) Geographical segments

The following table presents revenue information for the Group's geographical segments:

Group	Hong Kong		Mainland China		Overseas		Eliminations		Consolidated	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*
Segment revenue:										
Sales to external customers	**10,720**	23,169	**7,799,291**	6,847,209	**160,136**	141,320	**-**	-	**7,970,147**	7,011,698
Intersegment sales	**12,918**	-	**-**	2,992	**27,575**	-	**(40,493)**	(2,992)	**-**	-
Other revenue	**7,598**	16,092	**280,287**	193,091	**694**	-	**-**	-	**288,579**	209,183
Total	**31,236**	39,261	**8,079,578**	7,043,292	**188,405**	141,320	**(40,493)**	(2,992)	**8,258,726**	7,220,881

3. Profit from operating activities

The Group's profit from operating activities is arrived at after charging/(crediting):

	2003	2002
	HK$'000	*HK$'000*
Depreciation	**538,232**	462,791
Amortisation of operating concessions*	**101,367**	89,982
Amortisation of management information systems*	**1,886**	1,887
Amortisation of licences *	**735**	–
Goodwill:		
Amortisation for the year**	**20,396**	13,445
Impairment arising during the year**	**7,488**	–
	27,884	13,445
Negative goodwill recognised as income***	**(10,414)**	(28,448)
Impairment of interest in an associate**	**7,065**	–
Minimum lease payments under operating leases of land and buildings	**103,703**	70,983
Auditors' remuneration	**7,350**	7,352

Staff costs (excluding directors' remuneration):		
Wages, salaries and staff welfare	**597,562**	626,464
Net pension contributions	**68,173**	73,468
	665,735	699,932
Impairment of fixed assets**	**–**	5,078
Research and development expenditure:		
Current year expenditure	**11,089**	18,678
Less: Capitalised in deferred development costs	**(2,164)**	(15,840)
	8,925	2,838
Impairment arising during the year**	**13,294**	–
	22,219	2,838
Impairment of long term investments**	**46,577**	45,712
Unrealised (gain)/loss on revaluation of short term investments, net	**(2,345)**	10,100
Exchange losses, net	**1,235**	532
Net rental income	**(27,030)**	(41,370)
Investment income:		
Listed	**–**	(737)
Unlisted	**(7,429)**	(34,045)

* The amortisations of operating concessions, management information systems and licences for the year are included in "Cost of sales" on the face of the consolidated profit and loss account.

** The amortisation of goodwill for the year and the impairment of goodwill, interest in an associate, fixed assets, long term investments and deferred development costs are included in "Other operating expenses, net" on the face of the consolidated profit and loss account.

*** The negative goodwill recognised in the consolidated profit and loss account for the year is included in "Other revenue and gains, net" in the face of the consolidated profit and loss account.

4. Finance costs

	2003	2002
	HK$'000	*HK$'000*
Interest on convertible bonds	**7,913**	1,628
Interest on bank loans and other loans wholly repayable within five years	**134,153**	206,273
Interest on other loans	**9,108**	11,997
Total finance costs	**151,174**	219,898
Less: Interest capitalised	**(804)**	–
	150,370	219,898

5. Tax

	2003	2002
	HK$'000	*HK$'000*
		(Restated)
Group:		
Current – The PRC		
Hong Kong	**571**	710
Mainland China	**195,049**	203,141
Current – Overseas	**14**	1,062
Overprovision in prior years	**(3,364)**	(4,093)
Deferred	**(2,909)**	13,400
	189,361	214,220
Jointly-controlled entities:		
Mainland China	**5,788**	12,722

Associates:		
Mainland China	**8,625**	12,621
Total tax charge for the year	**203,774**	239,563

Hong Kong profits tax has been provided at the rate of 17.5% (2002: 16%) on the estimated assessable profits arising in Hong Kong during the year. The income tax provision in respect of operations in Mainland China and overseas is calculated at the applicable tax rates on the estimated assessable profits for the year based on existing legislation, interpretations and practices in respect thereof.

6. Dividends

	2003	2002
	HK$'000	*HK$'000*
Interim – HK$0.10 (2002: HK$0.10) per ordinary share	**62,250**	62,250
Proposed final – HK$0.18 (2002: HK$0.18) per ordinary share	**112,050**	112,050
	174,300	174,300

The proposed final dividend for the year is subject to the approval of the Company's shareholders at the forthcoming annual general meeting.

7. Earnings per share

The calculation of earnings per share is based on the net profit from ordinary activities attributable to shareholders for the year of HK$453,268,000 (2002: HK$406,828,000, as restated) and the weighted average of 622,500,000 (2002: 622,500,000) ordinary shares in issue during the year.

Diluted earnings per share for the years ended 31 December 2003 and 2002 have not been shown because the exercise of the outstanding share options of the Company and Beijing Development (Hong Kong) Limited ("Beijing Development"), a subsidiary of the Company; and the convertible bonds issued by Beijing Yanjing Brewery Company Limited ("Yanjing Brewery"), a subsidiary of the Company, during these years would not have a diluting effect on the basic earnings per share.

8. Comparative amounts

As explained in note 1 above, due to the adoption of revised SSAP 12 during the current year, the accounting treatment and presentation of certain items and balances in the financial statements have been revised to comply with the new requirements. Accordingly, certain prior year adjustments have been made and certain comparative amounts have been reclassified to conform to the current year's presentation.

DIVIDENDS

The Directors of the Company recommended the payment of a final dividend of HK18 cents per share for the year ended 31 December 2003 payable to shareholders whose names appear on the Register of Members of the Company on Friday, 18 June 2004. Subject to the approval of shareholders at the forthcoming annual general meeting, the final dividend will be paid on or around Monday, 19 July 2004.

MANAGEMENT DISCUSSION AND ANALYSIS

Despite the impact of SARS occurred in the second quarter of the year, the Group managed to increase its revenue and achieved a double-digit growth in profit attributable to shareholders for the year ended 31 December 2003. The consolidated turnover and profit attributable to shareholders of the Company amounted to approximately HK$7.97 billion and HK$453 million, respectively, representing 13.7% and 11.4% increase comparing to year 2002, respectively.

(1) Infrastructure

Toll Roads

Strong rebound in air traffic boosted the traffic volume of Beijing Capital Expressway in the second half of the year. Annual traffic flow was 34.4 million vehicles, increased by 1.6% comparing to last year. However, toll revenue decreased by 16% to HK$278 million mainly due to full year impact of toll reduction starting from 1 September 2002. The profit contribution to the Group declined by 20% to approximately HK$133 million comparing to last year.

The revenue of Shiguan Highway amounted to approximately HK$83.3 million for year 2003 and contributed HK$22.88 million profit to the Group in year 2003. Shiguan highway is expected to provide steady profit contribution to the Group in future.

Water treatment concession

The profit contribution to the Group after amortisation derived from the Beijing No. 9 water treatment concession amounted to approximately HK$128 million. This project will continue to provide steady cashflow to the Group in the future.

(2) **Consumer Products**

Beer

Yanjing Brewery starts to see reward from its acquisition strategy. Sales volume of Yanjing Brewery's beer reached new high of 2.23 million tons in 2003. Net turnover increased by 25.5% to approximately HK$3.04 billion for year 2003. The profit contribution to the Group increased by approximately 32.7% to HK$113 million in 2003. Yanjing Brewery's strong performance was mainly attributable to fast expansion of the premium beer sector and turnaround of regional operations. Yanjing Brewery aims to remain one of the top beer producers and brand names in PRC's highly competitive beer market.

Dairy

Net turnover of Beijing Sanyuan Foods Co. Ltd. ("Sanyuan Dairy") rose 15.9% to HK$1.22 billion. However, core business deteriorated due to keen competition in the PRC market and loss arising from overseas operations. The profit contribution to the Group declined by 69% to approximately HK$22 million comparing to 2002. Sanyuan Dairy has begun to restructure its operations and its business is expected to be stabilised this year. Sanyuan Diary was successfully listed on the Shanghai Stock Exchange in September 2003 and raised more than RMB300 million for development purpose. The Group recorded a substantial exceptional gain from the spin-off. The business of Beijing and Guangzhou McDonald's were adversely affected by the outbreak of SARS in the second quarter last year and have since then returned to normal at large.

(3) **Retail and services**

Retail

Turnover of Beijing Wangfujing Department Stores (Group) Co. Ltd. ("Wangfujing") increased by approximately 10% to HK$2.2 billion. The profit contribution to the Group

amounted to approximately HK$8 million, jumped 2.9 times comparing to last year. Core retail business was seriously affected by SARS in the second quarter of 2003. With the booming economic development of the capital city and other major cities in China, the retail business of Wangfujing rebounded strongly in the third quarter of 2003 and resumed to normal in the fourth quarter. The financial situation of Wangfujing also improved with the disposal of its non-core assets. Proceeds from the disposals will be used to finance expansion of core department store business.

Hotel and tourism

Both hotel and tourism businesses were badly hit by the outbreak of SARS in Beijing in the second and third quarter of 2003. The overall turnover in this sector declined by 28% to HK$175 million comparing to 2002. Profit contribution declined by 90.7% to approximately HK$2 million comparing to 2002. Business in this sector has returned to normal in the first quarter of 2004 and is expected to pick up with increasing business and leisure visits to Beijing.

(4) Technology

Beijing International Switching Company ("BISC", an associate)

Sales volume of BISC increased by 11% to 4.98 million ports in 2003. Turnover increased by 11.3% to approximately HK$1.7 billion in the same period. Profit contribution to the Group declined, mainly due to provision of certain raw materials. The Group has entered into an agreement with Siemens AG to sell 20% equity interests in BISC whereby Siemens AG will become the controlling shareholder of BISC. In the mean time, Siemens AG is expected to inject more varieties of product lines into BISC and boost its development prospect.

Other technology businesses

Beijing Development continued to make progress in the information technology business in Beijing. Both its turnover and profit grew healthily in year 2003. Beijing Eversource Technology, a geothermal energy provider, also made substantial development in its business in 2003. They are expected to contribute to the profit growth of the Group in the coming years.

STRATEGY AND PROSPECTS

The steady economic growth in China will bring more opportunities for economic development in Beijing, in particular the structural management reform of state-owned assets in Beijing and the modernisation of public facilities will bring opportunities for our investment and development. The Company will increase its investment in infrastructures and public utilities with a view to bringing steady returns for the Group.

The Group intends to develop its consumer products brand name into national brand including Yanjing Brewery. We believe brand name recognition will be key to success and domination in the domestic consumer products market. In the mean time, the Group will critically restructure those non-performing assets in order to enhance return on assets and equity. Finally, the Company will persistently strengthen the management structure for laying the foundation for further development.

POST BALANCE SHEET EVENTS

Subsequent to the balance sheet date, the following significant events occurred:

(i) on 9 January 2004, the Company entered into a conditional sale and purchase agreement to dispose 20% of its entire interest in BISC, an 40% owned associate as at 31 December 2003, to Siemens AG, one of the joint venture partner of BISC, for a cash consideration of US$24,000,000;

(ii) on 12 March 2004, Sanyaun Australian Economic and Trade Co. Pty Ltd ("SACT"), a subsidiary of Sanyuan Dairy, entered into a sale and purchase agreement to dispose its entire interest in Sanyuan Challenge Australian Dairy Pty Ltd., a 50% owned associate of SACT, to an independent third party for a cash consideration of AUD2,610,000;

(iii) on 19 March 2004, Sanyuan Dairy entered into a conditional sale and purchase agreement to dispose 35% equity interest in San Yuan Jia Ming Ltd., a 75% owned subsidiary of Sanyuan Dairy, to a related company, for a cash consideration of RMB17,094,175; and

(iv) on 31 March 2004, Yanjing Brewery acquired a 38.148% interest in Fujian Huiquan Brewery Company Limited, which is engaged in the production and sale of beer in the PRC and shares of which are listed on the Shanghai Stock Exchange, for a cash consideration of RMB376,711,500.

PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

The Company proposes to make certain amendments to its Articles of Association in accordance with the revised Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") as announced on 30 January 2004 and the repeal of the Securities and Futures (Cleaning Houses) Ordinance on 1 April 2003. The proposed amendments to the Articles of Association are subject to approval of the shareholders of the Company by way of a special resolution at the forthcoming annual general meeting of the Company to be held on Friday, 18 June 2004. Details of the proposed amendments are set out in the notice for the annual general meeting to be published on the same day when the 2003 annual report of the Company and a circular containing more details of this proposal are to be dispatched, which is expected to be on or around 28 April 2004.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Tuesday, 15 June 2004 to Friday, 18 June 2004 (both days inclusive), during which period no transfer of shares will be registered. In order to qualify for entitlement to the proposed final dividend and for attending the forthcoming annual general meeting of the Company to be held on Friday, 18 June 2004, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Share Registrar, Tengis Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:30 p.m. on Monday, 14 June 2004.

PURCHASE, SALE AND REDEMPTION OF LISTED SECURITIES OF THE COMPANY

Neither the Company, nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

PUBLICATION OF THE RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE

The annual report of the Company for the year ended 31 December 2003, together with the information required under the paragraph 45(1) to 45(3) of Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange, will be published on the Company's website (www.behl.com.hk) and website of the Stock Exchange (www.hkex.com.hk) in due course.

On behalf of the Board
Yi Xi Qun
Chairman

Hong Kong, 15 April 2004

Please also refer to the published version of this announcement in The Standard.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED
(incorporated in Hong Kong with limited liability)
Stock Code : 392

CONNECTED TRANSACTIONS

Beijing Enterprises Holdings Limited (the "Company") announces that Beijing San Yuan Jia Ming Property Development Company Limited, an indirect subsidiary of the Company (the Purchaser), has entered into a Co-operative Development Agreement , for the acquisition of 2 residential buildings with gross floor area of 13,304 square metres in a consideration of RMB26,608,000 (approximately HK$25,071,139) from Beijing Jia Ming Property Development Company Limited (the Vendor).

The Company further announces that Beijing Sanyuan Foods Co., Ltd. ("the Sanyuan"), an 55.49% owned subsidiary of the Company, has entered into a Equity Transfer Agreement with Beijing Dairy Corporation (the Dairy Corporation), a subsidiary of Beijing San Yuan Group Company Limited ("the San Yuan Group") to acquire 70% equity interests of Beijing Badaling Dairy Limited Company ("the Badaling Dairy") in a consideration of RMB6,724,900 (approximately HK$6,336,474).

As the Vendor is a subsidiary of a substantial shareholder of the Purchaser and the Dairy Corporation is a subsidiary of San Yuan Group, two acquisitions constitute connected transactions under Listing Rules.

The consideration for each acquisition represents less than 3% of the unaudited consolidated net tangible assets of the Company as disclosed in its latest published financial statements for the period of six months ended 30th June 2003, each acquisition falls under Rule 14.25(1) of the Listing Rules.

(1) CO-OPERATIVE DEVELOPMENT AGREEMENT, EFFECTIVE DATE 23RD MARCH 2004

Parties:

(1)	The Vendor	:	Beijing Jia Ming Property Development Company Limited, a subsidiary of substantial shareholder of the Purchaser;
(2)	The Purchaser	:	Beijing San Yuan Jia Ming Property Development Company Limited, a 75% owned subsidiary of Beijing Sanyuan Foods Co., Ltd. which is 55.49% owned subsidiary of the Company;

The Asset acquired:

Two residential buildings with total gross area of 13,304 square meters located at Chan Ying Village, Xiao Ko Town, Chang Ping District, Beijing, PRC ("the Building").

Condition

The acquisition of the Building is completed upon obtaining all governmental approvals and authorisation relating to the transfer of the Building, but in any event the completion of the acquisition should not be later than 30 April 2004.

Consideration

The consideration is RMB26,608,000 (approximately HK$25,071,139) after arm's length negotiation. Beijing Development Evaluation Company, an independent valuer, assesses on 30th September 2003 the open market value of the Buildings in RMB27,450,000 (approximately HK$25,864,506). The Purchaser will pay the full amount of consideration by cash in one lump sum upon the satisfaction of the condition. The consideration is funded by internal resources of Purchaser.

(2) EQUITY TRANSFER AGREEMENT, EFFECTIVE DATE 23RD MARCH, 2004

Parties:

(1)	The Seller	:	Beijing Dairy Corporation, a subsidiary of Beijing San Yuan Group Company Limited, a substantial shareholder of the Buyer;
(2)	The Buyer	:	Beijing Sanyuan Foods Company Limited, an 55.49% subsidiary of the Company;

The Equity Interest Transferred:

The Buyer agrees to acquire and the Seller agrees to transfer 70% equity interests of Beijing Badaling Dairy Limited Company ("the Badaling Dairy").

Upon completion of the transfer, the Buyer and Yanqing County Livestock Farm Bureau respectively hold 70% and 30% equity interests of Badaling Dairy and the Company intends to account for the Badaling Dairy as its subsidiary .

The Badaling Dairy is a limited company established in 1985 in the PRC with a registered capital of RMB9,607,000 (approximately HK$9,052,106). The Seller and Yanqing County Livestock Farm Bureau, a state owned enterprise, respectively hold 70% and 30% equity interest of the Badaling Diary. Its business scopes include manufacturing dairy product, cool drink and frozen food.

Conditions:

The transfer of the 70% equity interest of the Badaling Dairy is completed upon the following conditions are satisfied and in any event the completion of the transfer shall not be later than 30 April 2004:-

(1) The full compliance of all requirements under the PRC laws and regulation relating to the transfer of the 70% equity interest of Badaling Dairy; and

(2) The issue of notice from the Buyer confirming the receipt of statutory records and financial records of the Badaling Dairy.

CONSIDERATION

The consideration is RMB6,724,900 (approximately HK$6,336,474) payable by cash in one lump sum upon the satisfaction of the conditions. The consideration has been arrived at after arm's length negotiations between the parties hereto on the basis of Badaling Dairy's net asset value of RMB9,731,800 (approximately HK$9,169,698) assessed by Beijing Development Evaluation Company, an independent valuer, recognized by the Government of People's Republic of China and the consideration is funded by internal resources of the Buyer. Based on the latest management account of the Badaling Diary as at 31st December 2003, the Badaling Dairy has loss of RMB2,609,000 (approximately HK$2,458,306).

REASONS FOR THE ACQUISITIONS

The Purchaser has established good reputation in property development and accumulated extensive experience in the sale of residential property in Beijing. The purchase of the Building increase the saleable areas of residential properties of the Purchaser in the booming property market. As to the acquisition of 70% equity interest of the Dairy Corporation, it will strengthen the Buyer's competitiveness in Beijing dairy and beverage market.

In view of above mentioned, the directors (including an independent non-executive directors) of the Company consider that the two acquisitions are on normal commercial terms and the terms are fair, reasonable and in the interest of the Company and its shareholders as a whole.

GENERAL

As the Vendor is a subsidiary of a substantial shareholder of the Purchaser, a subsidiary of the Company and the Seller is a subsidiary of San Yuan Group, a substantial shareholder of a subsidiary of the Company. The two acquisitions constitute connected transaction under the Listing Rules. The consideration of each acquisition is less than 3% of the unaudited consolidated net tangible assets of the Company as disclosed in its latest published financial statements for the period of 6 months ended 30th June 2003.

On that basis, each acquisition falls under Rule 14.25(1) of the Listing Rules. Details of the terms of the Co-operative Development Agreement and the Equity Transfer Agreement be disclosed in the Company's annual report as described in Rule 14.25(1)(A) to (D) of the Listing Rules.

The Company is engaged in four areas of business: Consumer Goods, Infrastructure, Services and Technology.

By order of the Board
TAM Chun Fai
Company Secretary

Hong Kong, 24th March, 2004

The conversion of RMB into HK$ in this announcement is based on the approximate exchange rate of HK$1.00 = RMB1.0613

Please also refer to the published version of this announcement in The Standard.

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTIONS

Beijing Enterprises Ever Source, an indirect 65.8805%-owned subsidiary of the Company, has on 10 March 2004 entered into the Acquisition Agreement with China Major, pursuant to which Beijing Enterprises Ever Source has agreed to acquire 51% of the equity interest in BEHP, which is wholly owned by China Major, for a total consideration of US$153,000 (approximately HK$1,200,000). The Acquisition Agreement constitutes a connected transaction for the Company under the Listing Rules.

The Company is also making disclosure in respect of certain ongoing connected transactions between Ever Source Scientific and BEHP in respect of the Supply Agreement.

The Company will apply to the Stock Exchange for a waiver from strict compliance with the requirements under the Listing Rules in respect of the ongoing connected transaction pursuant to the Supply Agreement.

THE ACQUISITION AGREEMENT

Vendor: China Major

Purchaser: Beijing Enterprises Ever Source

Terms of the Acquisition Agreement

Pursuant to the Acquisition Agreement, Beijing Enterprises Ever Source has agreed to acquire from China Major 51% equity interest in BEHP. The consideration of the acquisition is US$153,000 (approximately HK$1,200,000) to be satisfied in cash at completion which would

take place within 5 days of the fulfillment of the conditions mentioned below, unless otherwise agreed. The consideration was on normal commercial terms and was arrived at after arm's length negotiations between Beijing Enterprises Ever Source and China Major and was calculated on the basis of the registered capital of US$300,000 of BEHP.

Condition

Completion is conditional upon the obtaining of all the necessary approvals from the authorities in the PRC in respect of the transfer of interest in BEHP.

BEHP

BEHP is a wholly foreign-owned enterprise and was established in the PRC on 26 November 2002. Since its establishment it has been wholly owned by China Major and it has a registered capital of US$300,000 (approximately HK$2,640,000). Its principal activity is the manufacturing of heat pumps. Upon completion of the acquisition, Beijing Enterprises Ever Source and China Major respectively hold 51% and 49% equity interest of BEHP.

Based on the latest management account of BEHP, BEHP has generated profits of approximately HK$237,000 for the year ended 31 December 2003.

Reasons for the Acquisition Agreement

The acquisition of interest in BEHP is believed to generate horizontal integration effect in respect of the sourcing of heat pumps by the Group. The Directors consider that the heat pump manufacturing business in the PRC has great potential for expansion and given that the Group will be a substantial customer of BEHP, they believe that the said acquisition will bring synergy to the businesses of the Company. Upon the completion of the Acquisition Agreement, business plans will be implemented to modify and improve BEHP's products and expand its sales. The Group currently has no intention to acquire the remaining 49% equity interest in BEHP.

The Directors (including the independent non-executive Directors) are of the view that the terms of the Acquisition Agreement are fair and reasonable and are in the interest of the shareholders of the Company as a whole.

Upon completion of the Acquisition Agreement, the Company intends to account for BEHP as a subsidiary in the preparation of the Group's financial accounts.

THE SUPPLY AGREEMENT

Supplier: BEHP

Buyer: Ever Source Scientific

Terms of the Supply Agreement

On 10 March, 2004 BEHP and Ever Source Scientific entered into the Supply Agreement pursuant to which BEHP has agreed to sell to Ever Source Scientific, an indirect 65.8805%-owned subsidiary of the Company, heat pumps manufactured in accordance with the designs and specifications of Ever Source Scientific.

It was agreed that the selling prices of the heat pumps will be determined at arm's length basis and taking into consideration (i) the complexity of the design, (ii) assembling cost of heat pumps and (iii) the market prices in respect of heat pumps of similar specifications, having regard to published price indices.

The term of the Supply Agreement is for 3 years renewable upon expiration on similar terms and conditions subject to agreement in writing by the parties. It is expected that the annual transaction amount under the Supply Agreement will not exceed RMB150,000,000 (equivalent to approximately HK$141,507,433).

Reasons for entering into the Supply Agreement

Since July 2003, BEHP has been supplying Ever Source Scientific with heat pumps in accordance with the designs and specifications of Ever Source Scientific. Such transactions have been carried on normal commercial terms and on an arm's length basis. The total transaction amount in respect of such supply of heat pumps from July 2003 and up to the date hereof amounts to approximately HK$1,610,000 which is less than the higher of HK$1,000,000 or 0.03 per cent of the book value of the audited adjusted net tangible assets of the Company of approximately HK$5,448,012,000 (as shown in the Company's annual report for the year ended 31 December 2002).

With Ever Source Scientific being able to utilize BEHP's experience in manufacturing specific heat pumps and allowing the Company to benefit from the network of BEHP in the PRC, it is expected that the impact of fluctuations of manufacturing costs of specific heat pumps can be reduced through the steady supply of heat pumps from BEHP and a higher turnover may be

generated as a result. The Directors (including the independent non-executive Directors) consider that the transactions in respect of supply of heat pumps by BEHP to Ever Source Scientific that have taken place since July 2003 and the transactions under the Supply Agreement were/would be made on normal commercial terms, that its terms are fair and reasonable, and that the entering into of the Supply Agreement is in the best interest of the Company and its shareholders as a whole.

THE GROUP

The Group is principally engaged in investment holdings in consumer products, infrastructure, services and technology industries.

CONNECTED TRANSACTIONS AND WAIVER

(i) The Acquisition Agreement

BEHP is a wholly foreign-owned enterprise whose interests are wholly owned by China Major, which in turn is held as to 70% by Mr. Xu Sheng Heng and as to 30% by Mr Xu's spouse. Mr Xu, as a director of Beijing Enterprises Ever Source (and also a director of Ever Source Scientific and BEHP), is a connected person of the Company. The Acquisition hence constitutes a connected transaction for the Company. Since the consideration of the Acquisition Agreement is less than the higher of HK$1,000,000 or 0.03 per cent of the book value of the audited adjusted net tangible assets of the Company of approximately HK$5,448,012,000 (as shown in the Company's annual report for the year ended 31 December 2002), the Acquisition Agreement is not subject to the shareholders' approval requirements for connected transactions under Chapter 14 of the Listing Rules and the Company is disclosing particulars of such agreement for completeness in connection with the Supply Agreement.

(ii) The Supply Agreement

Mr. Xu, being a director of Beijing Enterprises Ever Source (in which the Company is interested in 65.8805% of its equity interest), is interested in 70% equity interest in China Major and the remaining 30% interest in China Major is held by the spouse of Mr. Xu (i.e. Mr. Xu and his wife together hold 100% equity interest in China Major. China Major will be interested in 49% equity interest in BEHP after the completion of the Acquisition Agreement. Accordingly, BEHP is an associate of Mr. Xu and is thus a connected person of the Company. The Supply Agreement constitutes a connected transaction for the Company

pursuant to the Listing Rules. The Directors expect the annual transaction amount involved under the Supply Agreement represents less than 3 per cent of the book value of the audited adjusted net tangible assets of the Company of approximately HK$5,448,012,000 (as shown in the Company's annual report for the year ended 31 December 2002). As each transaction pursuant to the Supply Agreement will take place from time to time on a regular basis, the Directors (including the independent non-executive Directors) consider that full compliance with the press announcement requirement under the Listing Rules would be impracticable, unduly burdensome and costly. As such, an application will be made by the Company to the Stock Exchange for a waiver from strict compliance with the press announcement disclosure requirement under Rule 14.25(1) of the Listing Rules in relation to each of these transactions under the Supply Agreement on the basis that:–

1. each transaction pursuant to the Supply Agreement will be entered into:

    (a) in the ordinary and usual course of business of the Group;

    (b) either (aa) on normal commercial terms; or (bb) if there are no sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Group than those available to or from independent third parties; and

    (c) in accordance with the Supply Agreements governing them on terms that are fair and reasonable so far as the shareholders of the Company are concerned and in the interests of the shareholders of the Company as a whole;

2. the aggregate amount of transactions pursuant to the Supply Agreement for each respective financial year up to 31 December 2006 of the Company will not exceed HK$150,000,000;

3. brief details of each transaction as set out in Rule 14.25(1)(A) to (D) of the Listing Rules shall be disclosed in the Company's annual report and accounts for the relevant financial year;

4. the independent non-executive Directors shall review annually the transactions under the Supply Agreement and confirm in the Company's annual report and accounts for the financial year in question that such transactions have been conducted in the manner stated in sub-paragraph 1 above;

5. the auditors of the Company shall review the transactions annually and shall confirm to the Directors in writing (with a copy to the Stock Exchange) that the transactions:

   (a) have been approved by the Directors;

   (b) have been entered into in accordance with the Supply Agreement governing the transactions.

   (c) has not exceeded the cap amount set out in paragraph 2 above.

DEFINITIONS

For the purposes of this announcement, capitalised terms appearing herein shall, unless the context otherwise admits, have the meanings set out below:

"Acquisition Agreement"	Agreement dated 10 March, 2004 entered into between Beijing Enterprises Ever Source and China Major in respect of the acquisition of 51% equity interest in BEHP by Beijing Enterprises Ever Source
"BEHP"	北京永源熱泵有限責任公司 (Beijing Ever Hot Pumps Co., Ltd*), a wholly foreign-owned enterprise established in the PRC the interests of which are held by China Major.
"Beijing Enterprises Ever Source"	Beijing Enterprises Ever Source (Beijing) Company Limited 北京北控恒有源科技發展有限公司, a company incorporated in the PRC and an indirect non-wholly owned subsidiary of the Company
"China Major"	China Major Holdings Limited, a company incorporated in Hong Kong and is held to 70% by Mr. Xu Sheng Heng and 30% by Mr. Xu's spouse respectively. Mr. Xu Sheng Heng is a director of Beijing Enterprises Ever Source and therefore a connected person under the Listing Rules.
"Company"	Beijing Enterprises Holdings Limited, a company incorporated in Hong Kong with limited liability and the shares of which are listed on the Stock Exchange

"Directors"	The board of directors of the Company
"Ever Source Scientific"	北京恒有源科技發展有限公司 (Beijing Ever Source Scientific Development Co., Ltd.*), a company established in the PRC with limited liability and an indirect 65.8805% owned subsidiary of the Company. The remaining 34.1195% equity interest in Ever Source Scientific is held as to 5% by Jason New Resources Holdings Ltd which is wholly owned by Mr. Xu and as to 29.1195% by an independent third party.
"Group"	The Company and its subsidiary companies
"HK$"	Hong Kong Dollars
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	The People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supply Agreement"	Agreement dated 10 March, 2004 entered into between Ever Source Scientific and BEHP in respect of the provision of specific heat pumps by BEHP
"US$"	United States Dollars
"%"	per cent.

The following exchange rates are used throughout this announcement (unless otherwise stated): (i) US$1.00 = HK$7.80 and (ii) HK$1.00 = RMB1.06

By Order of the Board
Beijing Enterprises Holdings Limited
Tam Chun Fai
Company Secretary

Hong Kong, 16 March 2004

* *for identification purpose only*

Please also refer to the published version of this announcement in The Standard.

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT

Beijing Enterprises Holdings Limited announces that the Company entered into a conditional agreement with Siemens Aktiengesellschaft to sell 20% of its equity interest in Beijing International Switching System Co, Ltd. at a consideration of US$24,000,000 in cash. This announcement is made pursuant to paragraph 2 of the Listing Agreement.

The Company entered into a conditional Sale and Purchase Agreement on 9th January 2004 with Siemens Aktiengesellschaft, an independent third party of the Company with no connection to the chief executive directors, or substantial shareholders of the Company or its subsidiaries, or any of their respective associates, for the sale of 20% of its equity interest in Beijing International Switching System Company Limited ("BISC"), an 40% owned associate company of the Company, at the consideration of US$24,000,000 in cash (the "Transaction").

The completion of the Transaction and payment of the consideration are conditional upon obtaining approvals from the competent PRC authorities with respect to the Transaction and the conversion of BISC from equity joint venture into a joint stock company. Upon the completion of the Transaction, the Company will hold 20% of the total issued shares capital of BISC. The announcement is made pursuant to paragraph 2 of the Listing Agreement.

By the order of the Board
Tam Chun Fai
Company Secretary

Hong Kong, 12th January 2004.

Please also refer to the published version of this announcement in The Standard.

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT

Beijing Enterprises Holdings Limited announces that Beijing San Yuan Foods Company Limited has made a profit warning announcement in the PRC stating that the Sanyuan's net profit before exceptional item for year ended 2003 is expected to decline more than 50% when comparing to 2002.

Beijing Enterprises Holdings Limited ("the Company") announces that Beijing San Yuan Foods Company Limited ("the Sanyuan"), a subsidiary of the Company listed in Shanghai Stock Exchange A Share Market, has made a profit warning announcement on 2nd January 2004 in the PRC stating that due to the outbreak of Severe Acute Respiratory Syndrome ("SARS"), the fierce price competition in dairy food sector and re-organisation of its acquired businesses, the Sanyuan's net profit under the PRC accounting standards before exceptional item for year ended 31st December 2003 is expected to decline more than 50% when comparing to 2002. Detailed financial figures will be disclosed in Sanyuan's 2003 annual report.

The Company does not expect the profit decline of the Sanyuan to have a significant impact on the attributable profit of the Company for the year ended 31st December 2003. However, investors are advised to take caution when dealing in the shares of the Company. The announcement is made pursuant to paragraph 2 of the Listing Agreement.

By the order of the Board
Tam Chun Fai
Company Secretary

Hong Kong, 5th January 2004.

Please also refer to the published version of this announcement in The Standard.

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(incorporated in Hong Kong with limited liability)

Connected Transactions

The Company is making disclosures in respect certain connected transactions involving certain subsidiaries.

The Company will apply to the Stock Exchange for a waiver from strict compliance with the requirements under the Listing Rules in respect of some of the connected transactions.

1. TECHNOLOGY LICENCE AGREEMENT

Pursuant to the Technology Licence Agreement, Beijing Ever Source, a wholly foreign-owned enterprise established in the PRC and an indirect 65.8805%-owned subsidiary of the Company, would exclusively license all the intellectual property rights in relation to applications of its patented geothermal heat absorbing technology (the "**Technology**") to Ever Source Scientific, a joint venture enterprise established in the PRC and a 65.8805%-owned indirect subsidiary of the Company. The application of the Technology in water and air supply conditioning systems could offer the supply of hot water and hot air during the winter seasons and cold water and cold air during the summer seasons in a cost effective and environmentally friendly manner.

Terms of the Technology Licence Agreement

In consideration of the licensing of the intellectual property rights by Beijing Ever Source, Ever Source Scientific would pay an annual licence fee calculated on the basis of 4% of gross turnover received by Ever Source Scientific from contracts for the supply and integration of its water and air supply conditioning systems.

The term of the Technology Licence Agreement is 3 years renewable upon expiration on similar terms and conditions subject to agreement in writing by the parties. The Directors expect that the annual licence fee payable by Ever Source Scientific will not exceed RMB35,333,332.00 (equivalent to approximately HK$33,333,333.33) and the transaction amount for the entire term of the Technology Licence Agreement will not exceed RMB106,000,000 (equivalent to approximately HK$100,000,000).

Reasons for entering into the Technology Licence Agreement

Beijing Ever Source is engaged in the business of scientific research and development of water and air supply conditioning systems and the commercial application of scientific technology. Ever Source Scientific is engaged in the business of the integration and supply of water and air supply conditioning systems. With Ever Source Scientific being able to utilize the Technology pursuant to the Technology Licence Agreement, it is expected that the efficiency of its operations will be enhanced and a higher turnover can be generated as a result. The Directors (including the independent non-executive Directors) consider that the transaction was made on normal commercial terms, that such terms are fair and reasonable, and that the transaction is in the best interest of the Company and its shareholders as a whole.

2. LOGISTICS SERVICES AGREEMENT

Pursuant to the Logistics Services Agreement, Ever Source Logistics would provide all transportation, storage and other logistics services for the water and air supply conditioning systems integrated by Ever Source Scientific.

Terms of the Logistics Services Agreement

The calculation of the service fees payable by Ever Source Scientific to Ever Source Logistics for all the transportation, storage and other logistics services provided under the Logistics Services Agreement is based on 8% of the preceding year's audited annual total amount of purchasing orders by Ever Source Scientific. Such fees are payable by Ever Source Scientific on a quarterly basis.

The term of the Logistics Services Agreement is 3 years renewable upon expiration on similar terms and conditions subject to agreement in writing by the parties. The Directors expect the annual transaction amount will not exceed RMB53,000,000 (equivalent to approximately HK$50,000,000) and the transaction amount for the entire term of the

Logistics Services Agreement will not exceed RMB159,000,000 (equivalent to approximately HK$150,000,000).

Ever Source Logistics

Ever Source Logistics is a provider of transportation, storage and other logistics services. Ever Source Logistics is a limited liability company established under the PRC Company Law. Ever Source Logistics's equity capital is held as to 70% by Ever Source Scientific and 30% by Beijing Ever Source.

Reasons for entering into the Logistics Services Agreement

Ever Source Logistics has established extensive transportation networks in the PRC and the provision of logistics services would enable Ever Source Scientific to extend the geographical coverage of its business and improve the quality of Ever Source Scientific's services to its customers. The Directors (including the independent non-executive Directors) consider that the transaction was made on normal commercial terms, that such terms are fair and reasonable, and that the transaction is in the best interest of the Company and its shareholders as a whole.

3. MAINTENANCE SERVICES AGREEMENT

Pursuant to the Maintenance Services Agreement, Ever Source Services would provide specialized maintenance services for the water and air supply conditioning systems integrated by Ever Source Scientific.

Terms of the Maintenance Services Agreement

The calculation of the service fees payable by Ever Source Scientific to Ever Source Services under the Maintenance Services Agreement is based on (i) the rate of RMB5,000 (equivalent to approximately HK$4,716.98) per set of integrated machinery and (ii) the rate of RMB0.20 per sq.m for the areas of the ancillary conduits of the water and air supply conditioning systems. Such fees are payable by Ever Source Scientific on a quarterly basis.

The term of the agreement is 3 years renewable upon expiration on similar terms and conditions subject to agreement in writing by the parties. The Directors expect the annual services fee will not exceed RMB35,333,332.00 (equivalent to approximately

HK$33,333,333.33) and the transaction amount for the entire term of the Maintenance Services Agreement will not exceed RMB106,000,000 (equivalent to approximately HK$100,000,000).

Ever Source Services

Ever Source Services is engaged in the business of providing maintenance services relating to heating and cooling systems and is a limited liability company established under the PRC Company Law. Ever Source Services's equity capital is held as to 70% by Ever Source Scientific and 30% by Beijing Ever Source.

Reasons for entering into the Maintenance Services Agreement

As the water and air supply conditioning systems of Ever Source Scientific would involve sophisticated patented technology, it requires the engagement of specialist maintenance service company to provide maintenance services to the same. As Ever Source Services has experience in providing similar maintenance services to other companies, Ever Source Services was considered to be the most appropriate service provider. The Directors (including the independent non-executive Directors) consider that the transaction was made on normal commercial terms, that such terms are fair and reasonable, and that the transaction is in the best interest of the Company and its shareholders as a whole.

4. LEASE AGREEMENT

Pursuant to the terms of the Lease Agreement, Ju Shan would lease an area in the western part of a building (area of approximately 5628.82 sq.m) situate at 74-86 Xiang Shan Nan Road, Hai Dian District, Beijing, the PRC to Ever Source Scientific for a term of 50 years (the "**Lease**") effective from 1 January 2003 to 31 December 2052.

Terms of the Lease Agreement

The rents payable by Ever Source Scientific are to be made by annual instalments of RMB337,730 (equivalent to approximately HK$318,613.20) and in this respect, Ever Source Scientific will upon the execution of the Lease Agreement make payment in the sum of RMB16,886,500 (equivalent to approximately HK$15,930,660) to Ju Shan which comprises of RMB337,730 (equivalent to approximately HK$318,613.20) as rent for 2003 (as Ever Source Scientific had occupied the premises from 1 January 2003 during the negotiations and finalisation of the terms of the Lease Agreement) with the remaining

sum of RMB16,548,770 (equivalent to approximately HK$15,612,047) to be deducted as lease payments for the remaining term of 49 years of the Lease Agreement. The reason for the provision of the said advance payment was that under such an arrangement, Ever Source Scientific would be able to lease the premises at a comparatively advantageous level of rent.

Ju Shan

Ju Shan is a state-owned farm situate in Beijing and is wholly-owned by Beijing San Yuan Group Company Limited (北京三元集團有限責任公司), which in turn holds a 15.28% interest in Beijing San Yuan Foods Company Limited (北京三元食品股份有限公司), a 54.99% owned subsidiary of the Company.

Reasons for entering into the Lease Agreement

The subject of the Lease Agreement will be utilized by Ever Source Scientific as office buildings and based on a valuation report on the property and in view of the rising property market in Beijing, the PRC, the Directors believe that the Lease Agreement would enable Ever Source Scientific to avoid being exposed to rent fluctuations in the PRC property market. As the aggregate rental payments payable for the whole term of the Lease Agreement represents less than 3 per cent. Of the book value of the adjusted net tangible assets of the Group of approximately HK$163,440,000 (as shown in the Company's annual report for the year ended 31 December 2002), such transaction does not require the approval of the company's shareholders at its general meeting and details of this transaction would be included in the Company's next annual report and accounts in compliance with rule 14.25(1)(A) to (D) of the Listing Rules. The Directors (including the independent non-executive Directors) consider that the transaction was made on normal commercial terms, that such terms are fair and reasonable, and that the transaction is in the best interest of the Company and its shareholders as a whole.

GENERAL

The Group is principally engaged in investment holdings in consumer products, infrastructure, services and technology industries.

CONNECTED TRANSACTIONS AND WAIVER

Each of the Technology Licence Agreement, Logistics Services Agreement, Maintenance Services Agreement and Lease Agreement constitutes a connected transaction for the Company pursuant to the Listing Rules. The Directors expect the transaction amount involved under each of the Technology Licence Agreement, Logistics Services Agreement and Maintenance Services Agreement respectively represents less than 3 per cent of the book value of the adjusted net tangible assets of the Group of approximately HK$163,440,000 (as shown in the Company's annual report for the year ended 31 December 2002) and as such each of these agreements is not subject to the approval by the Company's shareholders at its general meeting. However, as each transaction will take place from time to time on a regular basis, the Directors (including the independent non-executive Directors) consider that full compliance with the press announcement requirement under the Listing Rules would be impracticable, unduly burdensome and costly. As such, an application will be made to the Stock Exchange for a waiver from strict compliance with the press announcement disclosure requirement under Rule 14.25(1) of the Listing Rules in relation to each of these transactions on the basis that:–

1. each transaction will be entered into:

   (a) in the ordinary and usual course of business of the Group;

   (b) either (aa) on normal commercial terms; or (bb) if there are no sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Group than those available to or from independent third parties; and

   (c) in accordance with the relevant agreements governing them on terms that are fair and reasonable so far as the shareholders of the Company are concerned and in the interests of the shareholders of the Company as a whole;

2. the aggregate amount of each transaction for each respective financial year up to 31 December 2003 of the Company will not exceed the higher of:

   (a) HK$10,000,000; or

   (b) 3% of the book value of the net tangible assets of the Group as disclosed in the latest published accounts and adjusted to account for subsequent transactions in the manner described under Rule 14.04(6) of the Listing Rules in the relevant financial year;

3. brief details of each transaction as set out in Rule 14.25(1)(A) to (D) of the Listing Rules shall be disclosed in the Company's annual report and accounts for the relevant financial year;

4. the independent non-executive Directors shall review annually each transaction and confirm in the Company's annual report and accounts for the financial year in question that such transactions have been conducted in the manner stated in sub-paragraph (1) above;

5. the auditors of the Company shall review the transactions annually and shall confirm to the Directors in writing (with a copy to the Stock Exchange) that the transactions:

   (a) have been approved by the Directors;

   (b) have been entered into in accordance with the relevant agreements governing the transactions;

   (c) has not exceeded the cap amounts set out in paragraph (2) above.

DEFINITIONS

For the purposes of this announcement, capitalised terms appearing herein shall, unless the context otherwise admits, have the meanings set out below:

"Beijing Ever Source"	Beijing Enterprises Ever Source (Beijing) Company Limited 北京北控恒有源科技發展有限公司, a company incorporated in the PRC
"Company"	Beijing Enterprises Holdings Limited, a company incorporated in Hong Kong with limited liability and the shares of which are listed on the Stock Exchange
"Directors"	The Directors of the Company
"Ever Source Logistics"	北京恒有源物流有限公司, a company established in the PRC with limited liability

"Ever Source Scientific"	北京恒有源科技發展有限公司, a sino-foreign joint venture company established in the PRC
"Ever Source Services"	北京恒有源中央液態冷熱源環境系統技術服務有限公司, a company established in the PRC with limited liability
"HK$"	Hong Kong Dollars
"Hong Kong"	The Hong Kong Special Administrative Region of the PRC
"Ju Shan"	巨山農場, a state-owned farm situate in the PRC and is wholly owned by Beijing San Yuan Group Company Limited
"Lease Agreement"	Agreement dated 18 December, 2003 between Ju Shan and Ever Source Scientific in relation to construction and lease of a building situate at 74-86 Xiang Shan Nan Road, Hai Dian District, Beijing, the PRC.
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Logistics Services Agreement"	Agreement dated 18 December, 2003 entered into between Ever Source Logistics and Ever Source Scientific
"Maintenance Services Agreement"	Agreement dated 18 December, 2003 entered into between Ever Source Services and Ever Source Scientific
"PRC"	The People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"sq.m"	square metre

"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Technology Licence Agreement"	Agreement dated 18 December, 2003 entered into between Beijing Ever Source and Ever Source Scientific
"%"	per cent.

In this announcement, translations of RMB amounts into Hong Kong dollars was made at the rate of HK$1.00 = RMB1.06

By Order of the Board
Beijing Enterprises Holdings Limited
Tam Chun Fai
Company Secretary

Hong Kong, 18 December 2003

Please also refer to the published version of this announcement in The Standard.

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinances)

The Board of Directors of Beijing Enterprises Holdings Limited (the "Company") is pleased to announce that Mr. Zhang Honghai was appointed as Vice Chairman, President and Executive Director of the Company on 1st December 2003. Mr. Zhang has worked for Beijing Municipal Government for many years and has accumulated extensive experience in economics and corporate management. The Company believes that Mr. Zhang will make significant contribution toward the company's management and future development.

By order of the Board
Tam Chun Fai
Company Secretary

Hong Kong, 1st December 2003

Please also refer to the published version of this announcement in The Standard.

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinances)

Resignation of Director and President

The Board of Directors of Beijing Enterprises Holdings Limited (the "Company") announces that Mr. Xiong Daxin resigned as Executive Director, Executive Vice Chairman and President of the Company on October 15, 2003 as he is pursuing a new position in the Beijing Municipal Government. The Board of directors takes this opportunity to express our appreciation for his valuable contribution to the Company.

By order of the Board
Tam Chun Fai
Company Secretary

Hong Kong, October 16, 2003

Please also refer to the published version of this announcement in the ***(The Standard)***

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED
(incorporated in Hong Kong with limited liability)

北京發展（香港）有限公司
BEIJING DEVELOPMENT (HONG KONG) LIMITED
(incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION

DISCLOSEABLE AND CONNECTED TRANSACTION

Financial Adviser to Beijing Development (Hong Kong) Limited

ERNST & YOUNG

Ernst & Young Corporate Finance Limited

On 7 October 2003, Cyber Vantage, an indirect wholly-owned subsidiary of Beijing Development, which in turn is an indirect approximate 55.81% owned subsidiary of Beijing Enterprises, entered into: (1) the Beijing Jetrich Agreement with Cosmos Vantage and its beneficial owner (as the guarantor of Cosmos Vantage): and (2) the Wisdom Elite Agreement with Mr. He and Mr. Li. Pursuant to the Beijing Jetrich Agreement, Cyber Vantage has conditionally agreed to acquire 49% of the issued share capital of Beijing Jetrich from Cosmos Vantage and 200 new Cyber Vantage Shares will be issued by Cyber Vantage to Cosmos Vantage as consideration for the BJ Acquisition. Pursuant to the Wisdom Elite Agreement, Cyber Vantage has conditionally agreed to acquire in aggregate 40% of the issued share capital of Wisdom Elite, of which 20% is to be acquired from Mr. He and 20% from Mr. Li. Cyber Vantage will issue 40 new Cyber Vantage Shares to Mr. He and 40 new Cyber Vantage Shares to Mr. Li as consideration for the WE Acquisition. Upon completion of the Acquisitions, Beijing Jetrich and Wisdom Elite will become wholly-owned subsidiaries of Cyber Vantage and Cyber Vantage will be owned as to 72% by Beijing Development, 20% by Cosmos Vantage, 4% by Mr. He and 4% by Mr. Li.

Cosmos Vantage is a substantial shareholder of Beijing Jetrich, a non-wholly subsidiary of Beijing Enterprises and Beijing Development. Mr. He and Mr. Li are substantial shareholders of Wisdom Elite, a non-wholly subsidiary of Beijing Enterprises and Beijing Development. Accordingly, the Acquisitions constitute a connected transaction for Beijing Enterprises and Beijing Development under the Listing Rules and conditional on, among other things, approval of the respective independent shareholders of Beijing Enterprises and Beijing Development. None of Cosmos Vantage, Mr. He, Mr. Li and their respective associates held any shares of Beijing Enterprises as at the date of this announcement. Cosmos Vantage, Mr. He, Mr. Li and their respective associates will abstain from voting at the extraordinary general meeting of Beijing Enterprises in respect of the resolution for approving the Acquisitions if they hold any shares of Beijing Enterprises by the time of the general meeting. No existing shareholders of Beijing Enterprises will be required to abstain from voting at the extraordinary general meeting of Beijing Enterprises in respect of the Acquisitions. As at the date of this announcement, the beneficial owner of Cosmos Vantage and his wife held 76,000 shares of Beijing Development in aggregate, Mr. He held 6,361,200 shares of Beijing Development and Mr. Li held 6,361,200 shares of Beijing Development. Cosmos Vantage, Mr. He, Mr. Li and their respective associates will abstain from voting at the extraordinary general meeting of Beijing Development in respect of the resolution for considering and approving the Acquisitions. The Acquisitions also constitute a discloseable transaction for Beijing Development under the Listing Rules.

Each of Beijing Enterprises and Beijing Development will issue a circular containing, among other things, particulars relating to the Acquisitions, the recommendation from its independent board committee of each of Beijing Enterprises and Beijing Development to the independent shareholders, the recommendation from the independent financial adviser, Guotai Junan Capital Limited, to the independent board committee of each of Beijing Enterprises and Beijing Development and a notice convening the extraordinary general meeting, which will be despatched to the respective shareholders of Beijing Enterprises and Beijing Development as soon as practicable.

THE AGREEMENTS

Date

7 October 2003

Parties

The Beijing Jetrich Agreement

Vendor:	Cosmos Vantage
Purchaser:	Cyber Vantage
Guarantor:	Mr. Chung Kwok Ho, the beneficial owner of Cosmos Vantage, who has agreed to guarantee all the obligations of Cosmos Vantage under the Beijing Jetrich Agreement

The Wisdom Elite Agreement

Vendors:	Mr. He and Mr. Li
Purchaser:	Cyber Vantage

Assets to be acquired and consideration for the Acquisitions

The Beijing Jetrich Agreement

Pursuant to the Beijing Jetrich Agreement, Cyber Vantage has conditionally agreed to acquire 49% of the issued share capital of Beijing Jetrich from Cosmos Vantage in consideration for the issue of 200 new Cyber Vantage Shares to Cosmos Vantage.

The Wisdom Elite Agreement

Pursuant to the Wisdom Elite Agreement, Cyber Vantage has conditionally agreed to acquire in aggregate 40% of the issued share capital of Wisdom Elite, of which 20% is to be acquired from Mr. He and 20% from Mr. Li in consideration for the issue of 40 new Cyber Vantage Shares to Mr. He and 40 new Cyber Vantage Shares to Mr. Li.

The above terms of the Beijing Jetrich Agreement and the Wisdom Elite Agreement were determined by the respective parties to the Agreements after arm's length negotiations, in particular, with reference to the business valuation of each of BETIT (on the basis that the Reorganisation had been completed), Beijing Jetrich and Wisdom Elite as at 31 August 2003 of approximately RMB176 million (equivalent to approximately HK$166 million), RMB232 million (equivalent to approximately HK$219 million) and RMB109 million (equivalent to approximately HK$103 million), respectively. Such business valuations were performed by an independent valuer, Vigers Hong Kong Limited. No monetary value is assigned as the consideration for the Acquisitions under the Agreements.

The respective directors of Beijing Enterprises and Beijing Development consider that the terms of the Agreements are fair and reasonable.

Conditions

Completion of the Beijing Jetrich Agreement and the Wisdom Elite Agreement shall take place simultaneously with each other and is subject to (a) the Agreements and the transactions contemplated thereunder being approved by the respective shareholders of Beijing Enterprises and Beijing Development, who are allowed to vote on the transactions under the Listing Rules, and (b) completion of the Reorganisation.

If any of the conditions are not fulfilled on or before the expiry of the 65 business day period from the date of the Agreements (i.e. 9 January 2004) or such other dates as may be agreed between the parties to the Agreements, the Agreements shall save with respect to liabilities for any antecedent breaches thereof lapse and become null and void and the parties to the Agreements will be released from all obligations thereunder.

SHAREHOLDING STRUCTURES

The following chart sets out the existing shareholding structures of Cyber Vantage, Beijing Jetrich and Wisdom Elite:



Beijing Enterprises
55.81%*
Beijing Development
100%*
Cosmos Vantage
Cyber Vantage
Mr. He
Mr. Li
49%
51%
100%
60%
20%
20%
Beijing Jetrich
BETIT
Wisdom Elite

* *indirect shareholding*

The following chart sets out the shareholding structures of Cyber Vantage, Beijing Jetrich and Wisdom Elite immediately after Completion:



Beijing Enterprises
55.81%*
Cosmos Vantage
Beijing Development
Mr. He
Mr. Li
20%
72%*
4%
4%
Cyber Vantage
100%
100%
100%
Beijing Jetrich
BETIT
Wisdom Elite

* *indirect shareholding*

INFORMATION ON BETIT

BETIT is a wholly foreign owned enterprise established in the PRC in February 2001 with a registered capital of RMB65 million and a term of operation of 30 years from 20 February 2001. BETIT was acquired by the Beijing Development Group in October 2001. Details of such acquisition were set out in an announcement of Beijing Development dated 20 September 2001 and a circular of Beijing Development dated 10 October 2001. Currently, the BETIT Group is principally engaged in (a) the provision of systems integration business in Beijing, the PRC, and (b) the ISP Consultancy Business. As a term of the Beijing Jetrich Agreement and the Wisdom Elite Agreement, the Reorganisation will be carried out prior to the Completion. Pursuant to the Reorganisation, the ISP Consultancy Business of BETIT will be transferred to another wholly-owned subsidiary of Beijing Development. Upon completion of the Reorganisation, the BETIT Group will focus on the systems integration business.

The table below shows the unaudited consolidated profit before and after taxation and minority interest of BETIT (excluding the profits derived from the ISP Consultancy Business of the BETIT Group) for the period from its date of establishment to 31 December 2001 and the year ended 31 December 2002:

	For the period from 20 February 2001 to 31 December 2001		**Year ended 31 December 2002**	
	RMB *(in million)*	*HK$* *(in million)*	***RMB*** ***(in million)***	***HK$*** ***(in million)***
Profit before taxation and minority interest	14.6	13.8	**22.6**	**21.3**
Profit after taxation and minority interest	14.1	13.3	**21.6**	**20.4**

As at 31 December 2002, the unaudited consolidated net tangible asset value of BETIT was approximately RMB85.8 million (equivalent to approximately HK$80.9 million) after declaration of the final dividend of RMB35 million for the year ended 31 December 2002 (equivalent to approximately HK$33.0 million). The proposed Reorganisation will not involve transfer of any physical assets and the net asset value of the BETIT Group will not be affected as a result of the proposed Reorganisation.

Following Completion, Beijing Development's effective interest in BETIT will decrease from 100% to 72%.

INFORMATION ON BEIJING JETRICH

The BJ Group is principally engaged in the provision of both hardware and software solutions to students, schools and other education entities in Beijing, the PRC.

The table out below shows the unaudited consolidated profit before and after taxation and minority interest of Beijing Jetrich for the period from 8 April 2002 (the incorporation date of Beijing Jetrich) to 31 December 2002:

	For the period from 8 April to 31 December 2002	
	RMB ***(in million)***	***HK$*** ***(in million)***
Profit before taxation and minority interest	**9.8**	**9.2**
Profit after taxation and minority interest	**8.7**	**8.2**

As at 31 December 2002, the unaudited consolidated net tangible asset value of Beijing Jetrich was approximately RMB26.0 million (equivalent to approximately HK$24.5 million) after deducting the special dividend of RMB6 million (equivalent to approximately HK$5.7 million) declared in September 2003.

Following Completion, Beijing Development's effective interest in Beijing Jetrich will increase from 51% to 72%.

INFORMATION ON WISDOM ELITE

The WE Group is principally engaged in the development and sale of social security information management systems and tax information management systems in the PRC. The clients of Wisdom Elite include governmental agencies and private enterprises in the PRC. The Beijing Development Group acquired its 60% interest in the WE Group from Mr. He and Mr. Li in January 2003. Details of such acquisition were set out in Beijing Development's announcement dated 20 December 2002.

The table below shows the unaudited proforma consolidated profit before and after taxation and minority interest of Wisdom Elite for the two years ended 31 December 2002:

	Year ended 31 December			
	2001		**2002**	
	RMB *(in million)*	*HK$* *(in million)*	***RMB*** ***(in million)***	***HK$*** ***(in million)***
Profit before taxation and minority interest	3.0	2.8	**2.2**	**2.1**
Profit after taxation and minority interest	2.5	2.4	**1.8**	**1.7**

Note: The above proforma financial information on the WE Group was prepared on the basis that the structure of the WE Group at the time when the Beijing Development Group acquired its interest in the WE Group had been in existence since 1 January 2001.

As at 31 December 2002, the unaudited consolidated net tangible asset value of Wisdom Elite was approximately RMB6.4 million (equivalent to approximately HK$6.0 million).

Following Completion, Beijing Development's effective interest in Wisdom Elite will increase from 60% to 72%.

REASONS FOR AND BENEFITS OF THE ACQUISITIONS

The Beijing Development Group is principally engaged in the provision of information technology solutions to several industries in the PRC, internet and communications related services, restaurant operation and property investment. The Acquisitions are proposed with a view to reorganizing the corporate structure of and forming a separate integrated platform for the information technology related businesses of the Beijing Development Group. The directors of Beijing Development consider that the ISP Consultancy Business is a communication technology orientated business and is not directly in line with the other information technology related businesses of the Beijing Development Group and, as such, the ISP Consultancy Business will be transferred to a separate entity under Beijing Development pursuant to the Reorganisation. After Completion, Cyber Vantage will become the holding company for all the major information technology related businesses of the Beijing Development Group. The directors of Beijing Enterprises and the directors of Beijing Development believe that the corporate structure of the information technology related businesses of the Beijing Development Group following Completion will allow more efficient management and will facilitate the long-term development and any possible future fund raising exercises of such businesses as a whole.

The respective boards of directors of Beijing Enterprises and Beijing Development consider that the Acquisitions are in the respective interests of Beijing Enterprises and Beijing Development.

GENERAL

Ernst & Young Corporate Finance Limited has been appointed as the financial adviser of Beijing Development in respect of the Acquisitions.

The Acquisitions involve transactions between Cyber Vantage, a subsidiary of Beijing Enterprises and Beijing Development and the substantial shareholders of Beijing Jetrich and Wisdom Elite respectively, both non-wholly owned subsidiaries of Beijing Enterprises and Beijing Development. The Acquisitions, in aggregate, constitutes a discloseable transaction for Beijing Development and a connected transaction for Beijing Enterprises and Beijing Development under the Listing Rules and are conditional on, among other things, approval by respective independent shareholders of Beijing Enterprises and Beijing Development.

None of Cosmos Vantage, Mr. He, Mr. Li and their respective associates held any shares of Beijing Enterprises as at the date of this announcement. Cosmos Vantage, Mr. He, Mr. Li and their respective associates will abstain from voting at the extraordinary general meeting of Beijing Enterprises in respect of the resolution for approving the Acquisitions if they hold any shares of Beijing Enterprises by the time of the general meeting. No existing shareholders of Beijing Enterprises will be required to abstain from voting at the extraordinary general meeting of Beijing Enterprises in respect of the Acquisitions.

As at the date of this announcement, the beneficial owner of Cosmos Vantage and his wife held 76,000 shares of Beijing Development in aggregate, Mr. He held 6,361,200 shares of Beijing Development and Mr. Li held 6,361,200 shares of Beijing Development. Cosmos Vantage, Mr. He, Mr. Li and their respective associates will abstain from voting at the extraordinary general meeting of Beijing Development in respect of the resolution for considering and approving the Acquisitions.

Each of Beijing Enterprises and Beijing Development will issue a circular containing, among other things, particulars relating to the Acquisitions, the recommendation from the independent board committee of each of Beijing Enterprises and Beijing Development to the independent shareholders, the recommendation from the independent financial adviser, Guotai Junan Capital Limited, to the independent board committee of each of Beijing Enterprises and Beijing Development and a notice convening the extraordinary general meeting will be despatched to the respective shareholders of Beijing Enterprises and Beijing Development as soon as practicable.

DEFINITIONS

"Acquisitions"	the BJ Acquisition and the WE Acquisition
"Agreements"	the Beijing Jetrich Agreement and the Wisdom Elite Agreement
"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Beijing Development"	Beijing Development (Hong Kong) Limited (北京發展(香港)有限公司), a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"Beijing Development Group"	Beijing Development and its subsidiaries
"Beijing Enterprises"	Beijing Enterprises Holdings Limited (北京控股有限公司), a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"Beijing Jetrich"	Beijing Enterprises Jetrich Holdings Limited, a 51% owned subsidiary of Beijing Development incorporated in the British Virgin Islands with limited liability, which will become a 72% owned subsidiary of Beijing Development upon Completion
"Beijing Jetrich Agreement"	the conditional sale and purchase agreement dated 7 October 2003, entered into between Cosmos Vantage, Mr. Chung Kwok Ho and Cyber Vantage
"BETIT"	Beijing Enterprises Teletron Information Technology Co. Ltd. (北京北控電信通信息技術有限公司), a wholly foreign owned enterprise established in the PRC and a wholly-owned subsidiary of Cyber Vantage
"BETIT Group"	BETIT and its subsidiaries
"BJ Acquisition"	the proposed acquisition of a 49% interest in Beijing Jetrich by Cyber Vantage from Cosmos Vantage pursuant to the Beijing Jetrich Agreement
"BJ Group"	Beijing Jetrich and its subsidiaries
"Completion"	completion of the BJ Acquisition and the WE Acquisition pursuant to the Beijing Jetrich Agreement and the Wisdom Elite Agreement respectively
"Cosmos Vantage"	Cosmos Vantage Limited, a company incorporated in the British Virgin Islands with limited liability, which holds a 49% interest in Beijing Jetrich
"Cyber Vantage"	Cyber Vantage Group Limited, which is a wholly-owned subsidiary of Beijing Development incorporated in the British Virgin Islands with limited liability
"Cyber Vantage Shares"	shares of US$1.00 each in the share capital of Cyber Vantage
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"ISP Consultancy Business"	the internet service provider consultancy business currently carried out by the BETIT Group
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Mr. He"	Mr. He Yingkai (賀迎凱), who holds a 20% interest in Wisdom Elite
"Mr. Li"	Mr. Li Jichen (李繼成), who holds a 20% interest in Wisdom Elite
"PRC"	the People's Republic of China, for the purpose of this announcement, excluding Hong Kong, Macau and Taiwan
"Reorganisation"	the proposed transfer of the ISP Consultancy Business from BETIT to another wholly-owned subsidiary of Beijing Development
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"WE Acquisition"	the proposed acquisition of an aggregate of a 40% interest in Wisdom Elite by Cyber Vantage from Mr. He and Mr. Li pursuant to the Wisdom Elite Agreement
"WE Group"	Wisdom Elite and its subsidiaries
"Wisdom Elite"	Wisdom Elite Holdings Limited, a 60% owned subsidiary of Beijing Development incorporated in the British Virgin Islands with limited liability, which will become a 72% owned subsidiary of Beijing Development upon Completion
"Wisdom Elite Agreement"	the conditional sale and purchase agreement dated 7 October 2003 entered into between Mr. He, Mr. Li and Cyber Vantage
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC
"US$"	United States dollars, the lawful currency of the United States of America

In this announcement, for information purpose only, certain amounts in RMB have been translated into HK$ at RMB1 to HK$0.9434. Such transaction should not be construed as a representation that the RMB amounts have been, could have been or could be converted into HK$, as the case may be, at this or any other rates at all.

By Order of the Board
Beijing Enterprises Holdings Limited
Xiong Da Xin
President

By Order of the Board
Beijing Development (Hong Kong) Limited
Ng Kong Fat, Brian
Managing Director

Hong Kong, 7 October 2003